Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174-1901
facsimile	(212) 818-8800	direct dial number
(212) 818-8881		(212) 818-8614

November 2, 2006

Mr. Duc Dang

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, DC  20549

Re:          Yucheng Technologies Limited

                Registration Statement on Farm S-4

                Response to Amendment Filed on October 31, 2006

                File No. 333-132814

Dear Mr. Dang:

                On behalf of Yucheng Technologies Limited (“Yucheng”) and China Unistone Acquisition Corp. (China Unistone or together with Yucheng the “Company” or “company”), we respond as follows to the Staff’s comments received by letter dated November 1, 2006, relating to the above-captioned Registration Statement on Form S-4.  Captions and page references herein correspond to those set forth in your letter.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the responses to each comment immediately thereafter.

                Defined terms used in this letter have the meanings assigned to them in the Registration Statement on Form S-4 of the Company.

General

1.             We note your response to comment 16. Devise to provide the diagram showing the corporate structure in the proxy statement/prospectus. Additionally, expand the diagram to show structure of the companies at the China level. Specifically address the ownership percentages of the shareholders both pre-transaction and post transaction. Finally, indicate the ownership of the operating companies at the China level.

                The Appendix K has been deleted and that information included in the summary section.  It has been expanded to include the ownership percentage of the shareholder both pre-transaction and post-transaction, and the ownership of the subsidiaries in China.  (Page 15)

Summary, page 11

2.             We note your response to comment 11 of our letter dated October 27, 2006. The disclosure that the powers of attorney issued are “irrevocable and unconditional” appear to be legal conclusions that you are not qualified to make, absent an opinion of counsel. Please revise your disclosure accordingly. Also, please revise to include a risk factor to discuss the uncertainty concerning such minority interest.

                The phrase “irrevocable and unconditional” has been removed.   A risk factor about the consequence to the financial reporting, which is the only practical consequence, has been added.  (Pages 13, 40)

Background of the Stock Purchase, page 47

3.             We note your response to comment 23. Revise to specifically disclose when the original target criteria were developed and provided to ET McKay & Co. Disclose the original criteria presented to E.J. McKay. Additionally, address when in December 2004 the additional criteria were developed.

                We have added a description of the original target criteria from the IPO prospectus.  We have added that the additional criteria were developed during the second week of December 2004.  This was developed after the engagement of McKay’s and before the meeting with McKay’s on December 15, 2004.  (Page 50)

4.             We note your response to comment 24 that the proxy has been revised to indicate that there was no prior relationship of any kind, direct car indirect between either Sihitech or e-Channels with McKay or any of the initial shareholders. We do not see where any noted changes have been made addressing any prior relationship between the initial shareholders and either Sihitech or e-Channels. Please revise to matte the noted change or advise us as appropriate.

                We have added that none of the initial stockholders and management and directors of China Unistone had any prior relationship with Sihitech or e-Channels.  (Page 52)

5.             We note your response to comment 25. Please revise your disclosure to indicate that there was no prior intent to hire E.J. McKay and to indicate that the decision to engage E.J. McKay was made on the December 1, 2044 meeting.

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                There was no intent to hire McKay’s prior to December 1, 2004, and the decision to engage the firm was made at the December 1, 2004 meeting. This has been reflected in the current amendment. (Page 50)

6.             We note your statement that during the July 1 to July 4, 2005 meetings China Unistone consulted with E.J. McKay & Co, about the data for other companies and acquisition transactions. Please expand the disclosure to clarify the information discussed with E.J. McKay. Clarify whether any presentations were made by E.J. McKay in the meetings on July 1, 2005 to July 4, 2005.

                The consultations with McKay’s at these meetings were limited to the management organizational structure and management compensation matters.  This has been made clear in the proxy.  (Page 53)

7.             Supplementally provide us with a copy of the -Letter of Intent which was signed on July 5, 2005.

                This has been included in the correspondence in relation to this amendment as part of this response letter.

8.             Please revise to describe the oral report by E.J. McKay to the board of directors on July 31, 2045 in more detail. Clarify whether any valuation analyses or metrics were presented by E.J. McKay in their oral presentation.

                E.J. McKay did not perform any valuation. The proxy has been revised to reflect the above comment.  (Page 53)

9.             We note that the hoard of directors appears to have only considered general factors and made no specific determination relating to the valuation of the company in connection with its approval of the terms of the consideration on August 31, 2005. Please revise the disclosure to clearly state this and to discuss any resultant limitations this may have upon the determination of the fairness of the transactions. Also revise to address whether the board of directors considered all of the alternative valuation methods and analyses associated with traditional fairness opinions in making their determination to approve the amount of consideration to be paid on August 31, 2005. Provide clear disclosure, if true, that management did not consider any specific valuation methods or analyses in approving the amount of consideration.

                We have revised the disclosure to state that the board of directors considered only general factors and made no determination of value at the August 31, 2005 meeting.  (Page 54)    There are no resultant limitations on the fairness of the transactions for not having a valuation in August 2005, because the decision of fairness and in the interests of the

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stockholders has to be made at the conclusion of the negotiations when the terms of the acquisition are know and final and the relevant data assessed.  We have stated the basis of the decision process in several sections and that it was made at the time of approval of the stock purchase agreement.  (Pages 55)  The board did not consider any specific valuation methods or analyses in approving the amount of consideration in August.  (Page 54 )

10.           Revise to clarify, with respect to the December 13, 2005 board meeting, whether the board of directors and/or management considered all of the alternative valuation methods and analyses associated with traditional fairness opinions in making their determination to approve the acquisition agreements. Please revise to specifically address whether the board of directors concluded on December 13, 2005 that the consideration to be paid pursuant to the purchase agreement was fair from a financial point of view to China Unistone’s stockholders. If the board of directors did not make a determination that the consideration to paid was fair from a financial point of view, then address how the board of directors made the determination that the stock purchase was in the best interests of the China Unistone’s stockholders. We may have further comment.

                We disclose that the board did not consider all of the alternative valuation methods and analyses associated with traditional fairness opinions in approving the acquisition agreements.  Also, we have disclosed that the board did not decide the consideration was fair from a financial point of view.  As stated before, and repeated in the proxy now, in several places, the decision of the board was only if it was fair and in the best interests of the stockholders.  We have expanded the section to indicate the basis of that decision in this section about the meeting on December 13, 2005.  (Page 55-56)

11.           We note that the board of directors appears to have only considered and used a comparable company valuation analysis along with general factors to make its determination to approve the acquisition of Sihitech and e-Channels. Please revise the disclosure to discuss any resultant limitations this may have upon the determination of the fairness of the transactions. It appears from the disclosure that the board did not consider anything beyond general factors and. the comparable company valuation analysis in approving the acquisition agreements. Provide clear disclosure, if true, that management only considered the comparable company valuation analysis and did not consider any other specific valuation methods or analyses. We note that the Form S-1 indicates that “The fair market value of such business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value.” It appears that a reasonable investor could determine that the requirements of the Form S-1 were not met in light of the limited valuation by management. Provide clear disclosure throughout the proxy statement and add a risk factor discussing the potential risks.

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                The disclosure has been revised to address the above comment.  (Pages 55 - 56)  There has been added a risk factor as requested.  (Page 42)

China Unistone’s Reasons for the Stock Purchase and Recommendation of the China Unistone Board, page 55

12.           We note your response to comment 37. We also note the statement in the second paragraph on page 56 that “Although revenue projections are inherently uncertain, China Unistone’s board of directors believed, and continues to believe, the projections for the Sihitech and e-Channels businesses were reliable ....”‘ Please revise to address specifically what revenue projections China Unistone’s board of directors believed were reliable.

                The proxy has been revised to reflect the nature of projections.  (Page 59)

13.           We note your discussion of the E.J. McKay oral presentations in the last paragraph on page 57 and the second paragraph on page 58. Please revise to indicate when those presentations were given to the board of directors.

                We have revised the proxy to indicate the date.  (Page 60)

14.           We note your response to comment 42 that “E.J. McKay did not prepare or provide the valuation analysis, and their role was limited, the sections containing the language referred to above have been adjusted ...” We also note, in the second paragraph on page 58, that E.J. McKay & Co. reared for the board of directors an analysis of the post-transaction value of Sihitech and e-Channels. They analyzed comparable companies in the banking and financial software services category, taking into account their relative market presences and cycle maturity. The prepared a list of comparative price/earnings ratios of these companies and compared them to the price/earnings of Sihitech and e-Channels and their anticipated price/earnings. The valuation for the future of Sihitech and e-Channels was based on various assumptions, including projected top-line sales, assumed margins, and projected net income ... Based on this analysis, E. J. McKay & Co. concluded that comparatively speaking, the enterprise value of Sihitech and e-Channels, immediately after the acquisition, was favorable. On the basis of the analysis, they concluded that the board of directors, from an economic point of view, should consider the acquisition of Sihitech and e-Channels.” We do not understand your changes to the continuing paragraph at the top of page 56 regarding the “certain valuation analyses and metrics compiled by members of the board in order to determine that the consideration to be paid ... was reasonable ....” (Emphasis added) As previously requested in comment 42, revise to provide a detailed explanation of the `certain valuation analyses and metrics’ performed. Specifically address the analyses of the comparative price/earnings ratios of these companies as

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                compared to the price/earnings of Sihitech and e-Channels. Also clarify who, whether management or E.J. McKay, performed the valuation analyses and metrics.

                This section has been revised to correct the details and activities of E.J. McKay.  (Page 61)

Satisfaction of 80% Test, page 59

15.           We note your response to comment one of our letter dated October 27, 2006. We also note the disclosure on pages 59 and 60 of the comparable company analysis. It is still not clear if you had determined the value of the targets prior to entering into the purchase agreement. Please revise to quantify the value determined by the board prior to entering into the purchase agreement for investors’ reliance. If the board did not quantify a value for the target prior to entering into such agreement, please revise to clarify and include such discussion in a risk factor. Also, clearly explain how the lack of such action is consistent with the disclosure in your IPO prospectus.

                The value, based on the comparable company analysis was clearly stated as having been performed on December 10 — 11 2005 (Page 56, Amendment 2) and presented to the board on December 13, 2005. Therefore, it was before the decision was made to approve the stock purchase agreement and before the execution of the contract on December 20, 2005.  (Page 62)

                The proxy has been revised to quantify the value determined by the board.  (Page 64)  That value was previously stated at Page 61 of Amendment 2.  Since the board did quantify the value, there was no risk factor added to the proxy.  Since a value was determined, there was no lack of action vis a vis the IPO prospectus.

16.           We note your response to comment 46 of our letter dated October 27, 2006. We continue to note the reference to the value of the targets “at closing,” which would seem to indicate that the company is including the trust account in its fair market value determination for the targets. In addition, we note further disclosure on pages 61 and 62 about value taking into account future events. It would appear that a determination of the value of the targets in their current condition was required. Your response indicates that you used the enterprise value and it appears to base such value on the consideration to be paid and the value of the shares to be issued. Please clarify if that means you determined the value based on the price you are paying. Your 1PO prospectus disclosed, on page 25, that the value would be determined by your board. It is not clear how a determination of value could be based on the consideration being offered. Please revise or advise.

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                There seems to be confusion about the comparative valuation analysis.  We have stated all along that the cash, both of the targets and of China Unistone, were not used in the calculation of the enterprise value.  The formula has been stated clearly and accurately.  (See page 61 of Amendment 2.)  We have attempted to clarify this in Amendment 3.  (See Page 64-65)  The 80% test is to be determined at the time of closing and by its very nature is a projected value based on various assumptions. (Please see the IPO prospectus.)   Therefore, it is not a valuation of the target in their current conditions.  The value was not based on the price being paid.  We have revised the discussion to make it clearer that it was a calculation of the enterprise value and then the consideration was confirmed by the analysis.  (Page 64-65)

17.           Please revise to indicate the projection of revenues used in the second paragraph on page 61.

                The section on projection revenues was revised.  Please note that net income is the basis, not revenues.  (Page 64-65)

18.           We also note your statement that “the projected net income for 2005 was determined reasonable in light of the then estimated net income for 2004 of approximately $3,300,000.” Please revise to clarify why an estimated net income for 2004 is used when the actual figures are available on December 10-11, 2005.

                The proxy section about the availability of the numbers has been revised to clarify the numbers available.  Unaudited numbers, which were subject to change upon audit finalization, were available.  (Page 64)

Opinion of Financial Advisor, page 64

19.           We note your response to comment 51 of our letter dated October 27, 2006. We note that you did not have in your possession the opinion of WR Hambrecht when you decided to bind the company and enter into the purchase agreement. It further appears that the opinion was obtained for the purpose of this proxy and for shareholders to read. Please revise to clarify if shareholders are allowed to rely upon the disclosure of the noted opinion. If not, it is not clear why it is included in this document.

                We have added a statement that the opinion is included as information for the stockholders.  (Page 48)

Liquidation if no business combination, page 153

20.           In connection with your response to comment two of our letter dated October 27, 2006, we note that several individuals would be liable for approximately $820,000 as of June 30, 2006. Please revise to update that figure and include the cost associated

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                with liquidation and dissolution proceedings if applicable. Also, please revise to clarify if the noted individuals would be jointly or severally liable. In the event that such individuals assert they are not obligated or cannot pay such cost, please revise to clarify the company’s responsibility to bring a claim against the noted persons to enforce the indemnification agreements. Finally, disclose that any executed waiver agreements may not be enforceable.

                The proxy has been revised to reflect the above comment.  The amount has been updated and includes an estimate for liquidation.    The prosy has been revised to note that the individuals are jointly and severally liable, and that if they seek to avoid the terms of their agreements that enforcement will have to be sought by the company.  Disclosure has been added that the executed waiver agreement may not be enforceable. (Pages 39, 58, 66)

21.           In connection with your response to comment two of our letter dated October 27, 2006, please revise to clarify the actions to be taken should there be insufficient votes to approve the dissolution and liquidation.

                The proxy has been revised to reflect the above comment.  (Page 158)

Exhibit 5.1

22.           We note your response to comment 80. Please revise the legality opinion to address whether the warrants and purchase option are legally binding obligations of the registrant.

                The opinion has been revised to reflect the above comment.

Exhibit 23.8

23.           We note your statement in the consent of E.J. McKay & Co. that “nor do we thereby admit that we arc experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.” Advise us of your basis to make the noted statement.

                The consent has been revised to eliminate the language.

                Please note that the consents of KPMG and BDO are of the same dates as in Amendment 2.  Each of the accounting firms reviewed the Amendment 3 and reconfirmed their consents.  They have told us that those consents continue to be effective for the Amendment 3 in accordance with their practice.  All the other consents were re-issued.

                Yucheng acknowledges that:

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                (i)            Yucheng is responsible for the adequacy and accurate of the disclosure in the Registration Statement filing referred to above;

                (ii)           The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                (iii)          Yucheng may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ Andrew D. Hudders

Andrew D. Hudders

ADH:kab

China Unistone
Acquisition
Corp.

July 6, 2005

Mr. Weidong Hong

Beijing Sihitech Co., Ltd.

Ste:1308/1315,

Beijing Ruoy Chai International Building

8 Yongandongli, Chaoyang Dist.

Beijing, P.R. China 100022

Mr. Shuo Zeng

Beijing e-Channels Century Technology Co., Ltd.

11F, A Tower Information Plaza

No. 28 Shangdi Information Street

Haidian District

Beijing, P.R. China 100085

The purpose of this Letter of Intent (“LOI”) is to confirm our present mutual intentions regarding the proposed acquisition (the “Acquisition”) by China Unistone Acquisition Corp. , incorporated under the laws of the State of Delaware of the United States (“CUAQ”), of all of the outstanding stock of Beijing Sihitech Co., Ltd., incorporated under the laws of the People’s Republic of China (“Sihitech”) and Beijing e-Channels Century Technology Co., Ltd., incorporated under the laws of the People’s Republic of China (“e-Channels”, collectively with CUAQ and Sihitech, the “Parties” and individually a “Party”), in accordance with the provisions set forth below.

As soon as reasonably practicable after the execution of this LOI, the Parties shall commence the negotiation of a definitive agreement (the “Purchase Agreement”) relating to the Acquisition.  The Purchase Agreement will include the terms summarized in this LOI and such other representations, warranties, conditions, covenants, indemnities, and other terms as are customary for a transaction of this nature and are not inconsistent with the provisions of this LOI, unless otherwise agreed among the Parties.

1)              Recital.

a.               Sihitech — Founded in June, 1999 by Mr. Hong Weidong and other stockholders, Sihitech is a leading IT and system integration company providing system integration and IT service to the banking and other financial service areas. Headquartered in Beijing, Sihitech has offices in Shanghai and Guangzhou and representative offices in Fuzhou and Xi’an.  Sihitech has over 300 employees.

b.              e-Channels — e-Channels is a leading IT company providing electronic payment software and solutions to the banking industry in China.  It was founded in 2001 by Mr. Shuo Zeng and is headquartered in Beijing.

c.               CUAQ — a US listed investment company managed by a highly capable team with significant operating and governance experience is focused on investing or acquiring businesses that are engaged in providing physical and logistical infrastructure and support services to the banking industry in China.

2)              Purchase.

a.               CUAQ shall acquire all of the outstanding stock or substantially all the assets of Sihitech and e-Channels from the selling stockholders of Sihitech and e-Channels, respectively (the “Selling Stockholders”).

b.              Purchase Price:

i.       Cash to Sihitech Selling Stockholders: in an amount equal to the less of US$2,731,884 or the net working capital of Sihitech as of the closing date (the “Sihitech Cash Amount”).

ii.      Cash to e-Channels Selling Stockholders: in an amount equal to the less of US$1,268,116 or the net working capital of e-Channels as of the closing date (the “e-Channels Cash Amount”).

iii.     Stock to Sihitech Selling Stockholders: CUAQ shall issue additional ordinary shares of CUAQ to the Selling Stockholders of Sihitech in an aggregate amount equal to the valuation in Section 3 below.

iv.     Stock to e-Channels Selling Stockholders: CUAQ shall issue additional ordinary shares of CUAQ to the Selling Stockholders of e-Channels in an aggregate amount equal to the valuation in Section 4 below.

v.      The CUAQ stock issued in accordance with this section 2(b)(iii) and 2(b)(iv) shall be valued at an amount equal to US$23.25 million divided by the total outstanding stock as of the closing date, provided, however, that the number of such outstanding stock shall not include the Warrants.

vi.     All the consideration above shall be paid or delivered to the Selling Stockholders at the time of closing.

3)              Valuation of Sihitech.

a.               Sihitech will be valued at 8 times FY2004 EBIT (audited in accordance with U.S. GAAP), which shall be converted into US dollars according to the exchange rate on the signing date of this LOI, among which:

i.       6.5 times FY2004 EBIT is guaranteed and is not subject to future refund.

ii.      1.5 times FY2004 EBIT is in effect if the consolidated net profit of CUAQ and its subsidiaries in the financial year ending December 31, 2006 achieves an 80% growth over the combined net profit of Sihitech and e-Channels in the financial year ending December 31, 2004 (the “Sihitech Performance Target”).  Ordinary shares reflecting the 1.5 times FY2004 EBIT shall be issued to Sihitech Selling Stockholders at the time of closing, but subject to certain restrictions and refund in the event that the Sihitech Performance Target is not reached.

iii.     The net profits in Section 3(a)(ii) shall not deduct the public company compliance expenses and shall be denominated in U.S. dollars as in the financial statements for the appropriate financial periods audited in accordance with U.S. GAAP.

iv.     The Purchase Agreement shall specify the number of shares to be issued to Sihitech without reference to the valuation method.

4)              Valuation of e-Channels.

a.               e-Channels will be valued at:

i.       8 times FY2004 EBIT (audited in accordance with U.S. GAAP), which shall be converted into US dollars according to the exchange rate on the signing date of this LOI, is guaranteed and is not subject to future refund.

ii.      2.5 times FY2005 EBIT (audited in accordance with U.S. GAAP) if such EBIT equals to or exceeds RMB 10 million (the “e-Channels Performance Target”).  Ordinary shares reflecting such 2.5 times FY2005 EBIT shall be issued to e-Channels Selling Stockholders at the time of closing, but subject to certain restrictions and refund in the event that the e-Channels Performance Target is not reached.  In the event that the FY2005 EBIT is in excess of the e-Channels Performance Target, CUAQ shall issue additional number of ordinary shares to the Selling Stockholders of e-Channels in an aggregate amount of such excess.  Such additional ordinary stock shall be valued in accordance with the method as set forth in the section 2(b)(v) herein.

iii.     The e-Channels Performance Target shall be denominated in U.S. dollars as in the financial statements for the financial year ending December 31, 2005 audited in accordance with U.S. GAAP.

iv.     The Purchase Agreement shall specify the number of shares to be issued to e-Channel without reference to the valuation method.

5)              Bonus Plan

a.               Cash Bonus — US$10 million bonus pool for Selling Stockholders of Sihitech and e-Channels for any of the following events before the end of 2009:

i.                      US$5.0 million if CUAQ receives an aggregate of US$35,000,000 in gross proceeds in additional financings, including but not limited to (1) exercise of the warrants issued in the initial public offering of CUAQ and outstanding as of the date of signing of the Purchase Agreement (the “Warrants”), (2) successful completion of a secondary offering and (3) the private investment into CUAQ by a strategic investor, etc.

ii.                   US$1.0 million if the average closing price of the CUAQ stock in any 60 trading days of the year (“Share Price Average”) is above US$10.00 in 2006;

iii.                US$2.0 million if Share Price Average is above $12.00 in 2007;

iv.               US$3.0 million if Share Price Average is above $14.40 in 2008;

v.                  In the event that all of the above occur, the maximum aggregate amount to be paid is $10,000,000.

vi.               Each Selling Stockholder shall receive such cash bonus set forth above in proportion to the percentage of the CUAQ stock owned by each of them as of the closing date in the CUAQ stock owned by all Selling Stockholder as a pool.

b.              The management team of CUAQ, including its Chairman, CEO and COO, is entitled to receive, on an all or none basis each year, such a fixed number of 10% of the total CUAQ stock outstanding immediately after closing, which shall be determined on the date of closing, for the four years beginning in 2007, if they achieve after tax profits (denominated in U.S. dollars shown in the audited financial statements in accordance with U.S. GAAP) of:

Year ending	After Tax Profit
2007	US$7.9 million (40% y-y growth)
2008	US$11.1 million (40% y-y growth)
2009	US$15.5 million (40% y-y growth)
2010	US$21.7 million (40% y-y growth)

The after-tax profits indicated in U.S. dollars above are calculated based on an estimated net profit in the amount of US$3.14 million for 2004 (and Sihitech Performance Target in the amount of US$5.65 million for 2006 as calculated in Section 3(a)(ii)), and are subject to adjustment according to the final net profit in the audited financial statements of 2004, which shall not be materially different from RMB 26 million and will eventually be dependent on the auditor’s decisions and judgment according to U.S. GAAP.

6)              Board and Voting Agreement

a.               Board of Directors

i.       Total number of board members — 9

ii.      Current management of Sihitech — 3

iii.     Current management of CUAQ — 2, one of which shall be non-executive chairman for CUAQ for a duration of 2 years

iv.     Current management of e-Channels - 1

v.      Each of Sihitech, e-Channels and CUAQ shall have the right to nominate 1 independent board director, which shall be agreed upon by the other two parties

b.              Management: the board shall appoint the following persons as the management:

i.       Chairman — Chih Cheung

ii.      CEO — Weidong Hong

iii.     COO — Shuo Zeng

c.               Voting agreement: all the Selling Stockholders of Sihitech and e-Channels, Chih Cheung and James Li shall enter into a voting agreement at the time of closing, setting forth that all parties to the voting agreement shall vote in favor of the board structure set forth above.  Length of the voting agreement shall be 3 years.

7)              Representations and Warranties of Sihitech and Sihitech Selling Stockholders

a.               Ownership of stock,

b.              Proper corporate organization,

c.               Capitalization,

d.              Authority and corporate action; no conflict,

e.               Licenses and permits,

f.                 Taxes,

g.              Absence of undisclosed liabilities,

h.              Holding of leases and ownership of other properties, including intellectual property,

i.                  Accounts receivable,

j.                  Inventory,

k.               Contracts,

l.                  Title to and condition of assets,

m.            Absence of certain changes,

n.              Employee plans, labor matters,

o.              Compliance with applicable laws,

p.              Litigation,

q.              Sihitech represents and warrants that no foreign ownership limitation on its industry exists under PRC laws.

r.                 Sihitech and its subsidiaries have insurance coverage for their business and assets deemed commercially reasonable in the IT industry of PRC.

8)              Representations and Warranties of e-Channels and e-Channels Selling Stockholders

a.               Ownership of stock,

b.              Proper corporate organization,

c.               Capitalization,

d.              Authority and corporate action; no conflict,

e.               Licenses and permits,

f.                 Taxes,

g.              Absence of undisclosed liabilities,

h.              Holding of leases and ownership of other properties, including intellectual property,

i.                  Accounts receivable,

j.                  Inventory,

k.               Contracts,

l.                  Title to and condition of assets,

m.            Absence of certain changes,

n.              Employee plans, labor matters,

o.              Compliance with applicable laws,

p.              Litigation,

q.              e-Channels represents and warrants that no foreign ownership limitation on its industry exists under PRC laws,

r.                 e-Channels and its subsidiaries have insurance coverage for their business and assets deemed commercially reasonable in the IT industry of PRC.

9)              Representations and Warranties of CUAQ

a.               Proper corporate organization,

b.              Capitalization,

c.               Authority and corporate action; no conflict,

d.              Valid issuance of CUAQ stock,

e.               Financial statements,

f.                 SEC reports,

g.              Trust fund,

h.              Absence of undisclosed liabilities,

i.                  Absence of certain changes,

j.                  Compliance with law,

k.               Litigation,

l.                  Records.

10)        Covenants

a.               Selling Stockholders shall be entitled to customary demand, piggyback and shelf registration rights, so long as the board of CUAQ reasonably believes such registration rights would not materially and adversely affect the shareholder approval of the Acquisition or the stock price of CUAQ;

b.              Each of CUAQ, Sihitech and e-Channels has agreed to continue to operate their respective businesses in the ordinary course prior to the closing;

c.               CUAQ will pursue this transaction and take the actions necessary to redomesticate at Cayman Islands or BVI at the time of the closing;

d.              Parties shall obtain all necessary approvals, including stockholder and governmental approvals for redomestication in the Cayman Island by CUAQ and for the transaction;

e.               Sihitech and e-Channels and subsidiaries must maintain any insurance polices already in place as of the date of the signing of the Purchase Agreement;

f.                 The Sihitech Selling Stockholders and e-Channels Selling Stockholders must protect confidential information of this transaction and the proprietary information of Sihitech, e-Channels and the respective subsidiaries’.  During the non-competition period  of 3 years, the Selling Stockholders must not compete with the business of Sihitech and e-Channels without the written consent of Sihitech and e-Channels, anywhere in the PRC;

g.              From the signing date of LOI until the closing, Sihitech, e-Channels and their respective Selling Stockholders shall not solicit or initiate proposals from, provide information to or hold discussions with any party, enter into any agreement or understanding, providing for any acquisition of any capital stock of Sihitech or e-Channels and any of their subsidiaries or any part of their respective assets or businesses;

h.              From the signing date of LOI until the closing, CUAQ and its board shall not solicit or initiate proposals from, provide information to or hold discussions with any party, enter into any agreement or understanding, providing for any acquisition of any other party or business;

i.                  Until the closing, the Selling Stockholders and their affiliates, directly or indirectly, will not engage in any transactions involving the securities of CUAQ;

j.                  Parties shall provide access to the other parties their books and records;

k.               Public announcements: from the date of Purchase Agreement until closing or termination, the parties hereto shall cooperate to prepare all press releases and public announcements related to this transaction;

l.                  Immediately after closing, CUAQ shall make good faith best efforts to achieve a listing on NASDAQ by December 31, 2006.

m.            After the closing, the following proposed actions shall be approved by at least 2/3 board vote:

•                      Debt financing in excess of US$3 million and any debt financing not in the ordinary course of business

•                      Asset distribution and sales with value in excess of US$0.5 million and not in the ordinary course of business

•                      Financing activities, e.g. secondary offering, dilutions, etc., with offering price below the market price

•                      Change of business focus

•                      M&A

•                      Approval of annual budget planning, including capital expenditure outside the budget and in an amount over US$2 million

•                      Nomination of Key personnel, i.e. Chairman, CEO, COO, etc.

11)        Anti-dilution

a.               If CUAQ sells or issues any equity stock after the closing, including but not limited to stock issued in connection with (1) the exercise of Warrants, (2) secondary offering, (3) private investment by a strategic investor, and (4) the acquisition of another entity, then Sihitech and e-Channels Selling Stockholders shall have the right to purchase such number of shares proportional to their ownership interests as of the date of issuance (the “Preemptive Stock”), at the same price, upon substantially the same terms and conditions and at substantially the same time as such sale or issuance, except that in the case of a Warrant exercise, the purchase price for Selling Stockholders to purchase such Preemptive Stock shall be the market price as of the date of such purchase.

12)        Conditions to Closing

a.               At the closing, there shall have been no material adverse change in the assets, liabilities, financial condition or prospects of Sihitech, e-Channels, their respective subsidiaries or their business from that shown or reflected in the financial statements of Sihitech and e-Channels at June 30, 2005 and as to be described in the CUAQ proxy statement, and between the date of the Purchase Agreement and the closing date, there shall not have occurred an event which would have a material adverse effect on Sihitech, e-Channels or their respective subsidiaries;

b.              At the closing, Sihitech and the Sihitech subsidiaries, on a consolidated basis immediately prior to closing, will have short and long term debt only to the extent arising in the ordinary course of business;

c.               At the closing, e-Channels and the e-Channels subsidiaries, on a consolidated basis immediately prior to closing, will have short and long term debt only to the extent arising in the ordinary course of business;

d.              The information about Sihitech, and its subsidiaries and its management provided for inclusion in the CUAQ proxy statement at the time of its distribution and at the closing, will accurately reflect the business of Sihitech, the Sihitech subsidiaries and the Sihitech stockholders, and not contain any untrue statement of a material fact or omission;

e.               The information about e-Channels, and its subsidiaries and its management provided for inclusion in the CUAQ proxy statement at the time of its distribution and at the closing, will accurately reflect the business of e-Channels, the e-Channels subsidiaries and the e-Channels stockholders, and not contain any untrue statement of a material fact or omission;

f.                 Each of Chih Cheung, Weidong Hong, and Shuo Zeng will have entered into the employment agreements with CUAQ; and

g.              All the representations and warranties of all Parties are true as of the closing date.

13)        Indemnification

a.               The Sihitech Selling Stockholders shall indemnify and hold harmless CUAQ for any damages, whether as a result of any third party claim or otherwise, and which arise from or in connection with the breach of representations and warranties and agreements and covenants of Sihitech, the Sihitech subsidiaries or the Sihitech Selling Stockholders.  Claims may be asserted once the damages exceed $10,000, and in no event the indemnification amount shall exceed the total consideration paid to Sihitech Selling Stockholders, including Sihitech Cash Amount and the CUAQ stock.

b.              The e-Channels Selling Stockholders shall indemnify and hold harmless CUAQ for any damages, whether as a result of any third party claim or otherwise, and which arise from or in connection with the breach of representations and warranties and agreements and covenants of e-Channels, the e-Channels subsidiaries or the e-Channels Selling Stockholders.  Claims may be asserted once the damages exceed $10,000, and in no event the indemnification amount shall exceed the total consideration paid to e-Channels Selling Stockholders, including e-Channels Cash Amount and the CUAQ stock.

c.               The current CUAQ board members shall indemnify and hold harmless each Sihitech Selling Stockholder and e-Channels Selling Stockholder from and against and shall reimburse each Sihitech Selling Stockholder and e-Channels Selling Stockholder for any damages, whether as a result of any third party claim or otherwise, and which arise from or in connection with the breach of representations and warranties and agreements and covenants of CUAQ. Claims may be asserted once the damages exceed $10,000, and in no event the indemnification amount shall exceed the total consideration paid to the Selling Stockholders, including Sihitech Cash Amount, e-Channels Cash Amount, and CUAQ stock issued to Selling Stockholders.

d.              Any indemnification payments shall be deemed to be an adjustment to the purchase price. There will be withheld $250,000 from the initial cash payment to be paid to the Sihitech and e-Channels Selling Stockholders at the closing, for a period of 12 months, to be available to satisfy, in whole or part, any claim under the indemnification obligations of the Selling Stockholders.

e.               CUAQ may not assert a claim for indemnification against the Selling Stockholders for the benefit of CUAQ unless it is approved by an independent committee of the board of directors of CUAQ.

f.                 No Party shall assert a claim for indemnification against any other Party after 12 months commencing from the closing date.

14)        Termination

a.               By mutual written consent of CUAQ, Sihitech and e-Channels;

b.              By each party if any other party amends a schedule and such amendment or supplement reflects a material adverse change in the condition, operations or prospects of its business;

c.               By each party if the closing has not occurred by October 31, 2005 (unless such terminating party is in breach of any of its material covenants, representations or warranties);

d.              By each party if any other party has breached any of its covenants in any material respect and has not cured its breach within 10 business days of the notice of an intent to terminate, provided that the terminating party is itself not in breach;

e.               By Sihitech or e-Channels, if the board of directors of CUAQ (or any committee  thereof) shall have failed to recommend or withdraw or modify in a manner adverse to Sihitech or e-Channels its approval or recommendation of the Purchase Agreement and any of the transactions contemplated thereby;.

f.                 By CUAQ if its board of directors shall have determined in good faith, based upon the receipt of a legal opinion addressed to Selling Stockholders of outside legal counsel to CUAQ, that the board of directors must terminate the Purchase Agreement in order to properly perform their fiduciary duties to stockholders by reason of the pendency of an unsolicited, bona fide written proposal for a superior transaction; or

g.              By each party if, at the CUAQ stockholder meeting, the Purchase Agreement and the transactions contemplated thereby shall fail to be approved and adopted by the affirmative vote of the holders of CUAQ’s common stock, or 20% or more of the public shares request conversion of their shares into the pro rata portion of the trust fund in accordance with the CUAQ certificate of incorporation, provided, however, Chih Cheung and James Li shall have in good faith used their best efforts to cause the holders of CUAQ’s common stock to vote in favor of the Purchase Agreement and the transactions contemplated thereby.

h.              If the Purchase Agreement is terminated by CUAQ for material breach of a covenant by Sihitech, e-Channels or their respective subsidiaries or Selling Stockholders, then the Sihitech and e-Channels Selling Stockholders will pay CUAQ $200,000 upon termination of the Purchase Agreement in lieu of any other right or remedy that the CUAQ may have against the other parties to the Purchase Agreement for such breach.

i.                  If the Purchase Agreement is terminated by Sihitech or e-Channels for a material breach of a covenant by CUAQ, or because the board of directors of CUAQ fails to recommend or withdraws or modifies its approval or recommendation of approval of the Purchase Agreement, then Chih Cheung, James Li, James Preissler, Jian Gao and James T. Mauck, on a joint and several basis, will pay Sihitech and e-Channels $200,000 upon termination of the Purchase Agreement in lieu of any other right or remedy that Sihitech or e-Channels may have against the other parties to the Purchase Agreement for such breach.

15)        Employment Agreements

a.               Each of Chih Cheung, Weidong Hong, and Shuo Zeng will enter into a three-year employment agreement with CUAQ.  Chih Cheung will be employed as the chairman, Weidong Hong the chief executive officer, and Shuo Zeng the chief operating officer.

b.              The agreements will provide for an annual salary of US$50,000 and a discretionary cash bonus based on growth in CUAQ’s per-share value, achievement of growth and business targets, satisfaction of company capital requirements and other criteria, as the compensation committee determines.

c.               The executives will be entitled to insurance benefits, five weeks vacation, a car and reimbursement of business expenses and, if necessary, relocation expenses.

d.              The executives shall abide by the travel expense policy to be implemented by CUAQ.

e.               The agreements will be terminable by CUAQ for death, disability and cause. The executive may terminate for good reasons, which includes CUAQ’s breach, the executive not being a member of the board of directors, and change of control. In the event of termination for good reasons or without cause, the executive will receive US$300,000. The agreements contain provisions for the protection of confidential information and a three-year after employment non-competition period within the PRC for additional consideration. In the Purchase Agreement, there is an additional non-competition agreement applicable to these persons for the greater of five years after consummation or two years after employment that includes [Hong Kong and Taiwan], in addition to the PRC.

16)        Expenses: the auditor fees and other related expenses in connection with the auditing of the accounts of Sihitech and e-Channels shall be equally borne by Sihitech and e-Channels as one party, and CUAQ as the other, provided, however, that CUAQ’s payment shall not exceed US$75,000. Other than the expenses set forth in the previous sentence, each party shall be responsible for all other fees and expenses incurred in connection with the transaction, including legal fees and expenses.

17)        Confidentiality: The Parties agree to maintain the confidentiality of the this LOI, the transactions contemplated hereby, and the confidential information received from any other party, except that disclosure may be made (a) to the Parties’ directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential), (b) to the extent requested by any regulatory authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to the agreements contemplated by this LOI or the enforcement of rights hereunder, (f) to the extent such information (i) becomes publicly available other than as a result of a breach of this section 17 or (ii) is or becomes available to such Party on a non-confidential basis from a source other than any other Party (or its affiliates). If either Party proposes to make any disclosure based upon a legal opinion to the contrary, that Party will deliver a copy of such opinion to the other Party, together with the text of the proposed disclosure, as far in advance of its disclosure as is practicable, and will in good faith consult with and consider the suggestions of the other Party concerning the nature and scope of the information it proposes to disclose.

18)        Binding Obligation.   This LOI is intended to be a summary evidencing the current intentions of the Parties with respect to the proposed Acquisition as reflected in discussions to date, and it is expressly understood that (1) this LOI is not intended to, and does not, constitute a binding agreement to consummate the Acquisition or to enter into any definitive agreements, including the Purchase Agreement and (2) the Parties hereto will have no rights or obligations of any kind whatsoever relating to the Acquisition by virtue of this LOI or any other written or oral expression unless and until the Purchase Agreement and all other necessary agreements and documents are executed and delivered; provided that sections 10(g), 10(h), 16 and 17 hereof will be binding on the Parties upon execution and delivery of this LOI.

19)        Governing Law.  This Letter of Intent shall be governed by the laws of the State of New York without giving effect to the conflicts of laws principles thereof.

20)        Counterparts.  This Letter of Intent may be executed in counterparts, each of which shall be deemed to constitute an original but all of which together shall constitute one and the same instrument.

If the foregoing terms and conditions are acceptable to you, please so indicate by signing both of the enclosed copies of this letter where indicated and returning one to the undersigned.

Very truly yours,

CHINA UNISTONE ACQUISITION CORP.

By:	/S/ James Z. Li
Name: James Z. Li
Title: CEO

Agreed To And Accepted As

Of the Date Above Written:

BEIJING SIHITECH CO., LTD.

By:	/S/ Weidong Hong
Name: Weidong Hong
Title: Chairman

BEIJING E-CHANNELS CENTURY TECHNOLOGY CO., LTD.

By:	/S/ Shuo Zeng
Name: Shuo Zeng
Title: Chairman and CEO